SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONFIRMS MEETING HELD WITH TAILWIND
NOMINEES
 LIMITED

Ryanair today (Tuesday, 6
th
 Jan) confirmed that they
held a me
eting
 yesterday
 with representatives
of Tailwind Nominees Limited who own approximately 2% of Aer Lingus on behalf of its pilots.
Ends.                                                               Tuesday, 6
th
 January 2009

Enquiries:

R
yanair
+353 1 812 1212
Howard Millar

Davy Corporate Finance
+353 1 679 7788
(Financial Adviser to Ryanair)
Eugenée Mulhern
Brian Garrahy
Morgan Stanley
+44 20 7425 5000
(Financial Adviser to Ryanair)
Colm Donlon
Adrian Doyle
Murray Consultants
+353 1 498 0300
(Public Relations Advisers to Ryanair)
Pauline McAlester

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  06 January 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director